Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

June 30, 2016

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the separate interim statement of financial position as of June 30, 2016, the separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2016 and 2015, the separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2016 and 2015 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2015, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2016, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 16, 2016

This report is effective as of August 16, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of June 30, 2016 and December 31, 2015

(In millions of won)	Note	2016 (Unaudited)		2015
Assets
Due from banks	4,5,20,21	~~W~~	205	500,815
Trading assets	4,6		848,206	517,597
Loans, net	4,7,21		1,134,582	1,234,622
Property and equipment, net			718	768
Intangible assets, net			5,707	4,383
Investments in subsidiaries	8		25,203,159	25,203,159
Deferred tax assets			3,811	4,596
Other assets, net	4,21		241,985	209,547

Total assets		~~W~~	27,438,373	27,675,487

Liabilities
Borrowings	4	~~W~~	5,000	5,000
Debt securities issued	4,9		6,592,930	6,642,830
Liabilities for defined benefit obligations	10		7,800	3,855
Other liabilities	4,21		270,601	242,816

Total liabilities			6,876,331	6,894,501

Equity	11
Capital stock			2,645,053	2,645,053
Hybrid bonds			736,898	736,898
Capital surplus			9,494,842	9,494,842
Accumulated other comprehensive loss			(6,341)	(4,501)
Retained earnings			7,691,590	7,908,694

Total equity			20,562,042	20,780,986

Total liabilities and equity		~~W~~	27,438,373	27,675,487

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2016 and 2015

(Unaudited)

(In millions of won, except earnings per share data)	Note	2016			2015
		Three-month period		Six-month period	Three-month period	Six-month period
Interest income	19,21	~~W~~	9,395	22,831	14,345	29,141
Interest expense	21		(50,604)	(105,997)	(62,576)	(125,754)

Net interest expense	12		(41,209)	(83,166)	(48,231)	(96,613)
Fees and commission income	19,21		5,848	23,357	17,506	35,012
Fees and commission expense			(129)	(140)	(28)	(84)

Net fees and commission income	13		5,719	23,217	17,478	34,928
Dividend income	14,19,21		—	1,646,139	—	1,063,347
Net trading income	19		4,291	6,989	3,724	4,799
Reversal of credit losses	7,15,19,21		15	48	52	60
General and administrative expenses	16,21		(17,067)	(32,604)	(16,077)	(31,250)

Operating income (loss)			(48,251)	1,560,623	(43,054)	975,271
Non-operating expense	21		(128)	(156)	(174)	(176)

Profit (loss) before income taxes			(48,379)	1,560,467	(43,228)	975,095
Income tax expense (benefit)	17		70	1,373	126	(144)

Profit (loss) for the period	11		(48,449)	1,559,094	(43,354)	975,239
Other comprehensive income (loss) for the period, net of income tax
Items that will never be reclassified to profit or loss :
Remeasurements of the defined benefit plans			(1,840)	(1,840)	209	209

Total comprehensive income (loss) for the period		~~W~~	(50,289)	1,557,254	(43,145)	975,448

Basic and diluted earnings (loss) per share in won	18	~~W~~	(130)	3,207	(140)	1,960

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Accumulated other comprehen- sive loss	Retained earnings	Total equity
Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,494,842	(4,788)	7,562,569	20,235,119
Total comprehensive income for the period:
Profit for the period		—	—	—	—	975,239	975,239
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit plans		—	—	—	209	—	209

		—	—	—	209	975,239	975,448

Transactions with owners:
Dividends		—	—	—	—	(512,429)	(512,429)
Dividend to hybrid bonds		—	—	—	—	(15,103)	(15,103)
Issuance of hybrid bonds		—	199,455	—	—	—	199,455

		—	199,455	—	—	(527,532)	(328,077)

Balance at June 30, 2015	~~W~~	2,645,053	736,898	9,494,842	(4,579)	8,010,276	20,882,490

	Capital Stock		Hybrid bonds	Capital surplus	Accumulated other comprehen- sive loss	Retained earnings	Total equity
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,494,842	(4,501)	7,908,694	20,780,986
Total comprehensive income for the period:
Profit for the period		—	—	—	—	1,559,094	1,559,094
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit plans		—	—	—	(1,840)	—	(1,840)

		—	—	—	(1,840)	1,559,094	1,557,254

Transactions with owners:
Dividends		—	—	—	—	(630,978)	(630,978)
Dividend to hybrid bonds		—	—	—	—	(19,314)	(19,314)
Redemption of preferred stock		—	—	—	—	(1,125,906)	(1,125,906)

		—	—	—	—	(1,776,198)	(1,776,198)

Balance at June 30, 2016	~~W~~	2,645,053	736,898	9,494,842	(6,341)	7,691,590	20,562,042

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

(In millions of won)	Note	2016		2015
Cash flows from operating activities
Profit before income taxes		~~W~~	1,560,467	975,095
Adjustments for:
Interest income			(22,831)	(29,141)
Interest expense			105,997	125,754
Dividend income			(1,646,139)	(1,063,347)
Net trading income			(3,939)	(2,830)
Reversal of credit losses	15		(48)	(60)
Employee costs			1,819	1,924
Depreciation and amortization	16		280	323
Non-operating expense			—	2

			(1,564,861)	(967,375)
Changes in assets and liabilities:
Trading assets			(326,670)	(657,221)
Other assets			1,860	(1,843)
Liability for defined benefit obligations			524	(784)
Other liabilities			(8,300)	(8,295)

			(332,586)	(668,143)
Interest received			26,872	29,172
Interest paid			(108,778)	(125,084)
Dividend received			1,646,139	1,063,347

Net cash provided by operating activities			1,227,253	307,012

Cash flows from investing activities
Lending of loans			(500,000)	—
Collection of loans			600,000	—
Acquisition of property and equipment			(103)	(126)
Acquisition of intangible assets			(1,431)	(47)
Disposal of intangible assets			1,400	75
Increase of other assets			(787)	—

Net cash provided by (used in) investing activities			99,079	(98)

Cash flows from financing activities
Issuance of hybrid bonds			—	199,455
Increase in borrowings			—	90,000
Repayments of borrowings			—	(90,000)
Issuance of debt securities			1,000,000	300,000
Repayments of debt securities issued			(1,050,000)	(400,000)
Debentures issuance cost paid			(1,532)	(535)
Dividends paid			(649,598)	(526,643)
Redemption of preferred stock			(1,125,906)	—

Net cash used in financing activities			(1,827,036)	(427,723)

Net decrease in cash and cash equivalents			(500,704)	(120,809)
Cash and cash equivalents at beginning of period			500,906	120,810

Cash and cash equivalents at end of period	20	~~W~~	202	1

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001. The Company engages in management of its subsidiaries, which operate in the financial service industry. The Company’s shares has been listed on the Korea Exchange since September 10, 2001 and the Company’s American Depository Shares has been listed on the New York Stock Exchange since September 16, 2003.

2.	Basis of preparation

(a) Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2015. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements and the investments of the company in an associate or a venturer are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2015.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

3.	Significant accounting policies

The accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2015.

4.	Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the Company’s Board of Directors, sets the basic group wide risk management policies and strategies. The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

4.	Financial risk management (continued)

i)	Risk management organization, continued

In order to maintain the group wide risk at an appropriate level, the Group uses a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the Company’s Chief Risk Officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group- wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group- wide, and upon the occurrence of any contingency at two or more subsidiaries, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

ii)	The Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Due from banks and loans (*1):
Banks	~~W~~	205	500,815
Corporations		1,134,582	1,234,622

		1,134,787	1,735,437
Other financial assets (*1)(*2)		241,489	209,399

	~~W~~	1,376,276	1,944,836

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Comprise accounts receivable, accrued income, and guarantee deposits.

iii)	Information of financial assets under consideration of credit risk

Financial assets that are neither past due nor impaired as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Corporations	Total
Due from banks and loans (*) not impaired nor overdue	~~W~~	205	1,135,000	1,135,205
Less: allowance		—	(418)	(418)

	~~W~~	205	1,134,582	1,134,787

	2015
	Banks		Corporations	Total
Due from banks and loans (*) not impaired nor overdue	~~W~~	500,909	1,235,000	1,735,909
Less: allowance		(94)	(378)	(472)

	~~W~~	500,815	1,234,622	1,735,437

(*)	Credit quality of due from banks and loans was classified as Grade 1.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings	~~W~~	—	—	5,000	—	—	—	5,000
Debt securities issued		200,298	226,801	273,327	679,718	5,049,455	709,650	7,139,249
Other financial liabilities		11,331	2,461	—	41,383	36,544	—	91,719

	~~W~~	211,629	229,262	278,327	721,101	5,085,999	709,650	7,235,968

	2015
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings	~~W~~	—	—	—	5,000	—	—	5,000
Debt securities issued		203,582	381,079	568,419	691,625	4,746,334	615,879	7,206,918
Other financial liabilities		12,842	14,726	27,199	95	39,322	—	94,184

	~~W~~	216,424	395,805	595,618	696,720	4,785,656	615,879	7,306,102

(*)	These amounts include cash flows of principal and interest on financial instruments.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Trading assets	~~W~~	—	848,206	—	848,206

	2015
	Level 1		Level 2	Level 3	Total
Trading assets	~~W~~	—	517,597	—	517,597

•	The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 are as follows:

Classification	Valuation techniques	Type	Inputs
Trading assets	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	The financial instruments measured at amortized cost

•	The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Borrowings and debt securities issued	The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and fair value of the financial instruments measured at amortized cost as of June 30, 2016 and December 31, 2015 are as follows:

	2016			2015
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans (corporate)	~~W~~	1,134,582	1,141,580	1,234,622	1,250,818
Liabilities:
Borrowings		5,000	4,971	5,000	4,912
Debt securities issued in won		6,592,930	6,819,149	6,642,830	6,807,396

	~~W~~	6,597,930	6,824,120	6,647,830	6,812,308

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	~~W~~	—	—	1,141,580	1,141,580
Liabilities:
Borrowings		—	4,971	—	4,971
Debt securities issued in won		—	6,819,149	—	6,819,149

	~~W~~	—	6,824,120	—	6,824,120

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	~~W~~	—	—	1,250,818	1,250,818
Liabilities:
Borrowings		—	4,912	—	4,912
Debt securities issued in won		—	6,807,396	—	6,807,396

	~~W~~	—	6,812,308	—	6,812,308

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets:
Due from banks	~~W~~	—	205	—
Trading assets		848,206	—	—
Loans		—	1,134,582	—
Other		—	241,489	—

	~~W~~	848,206	1,376,276	—

Liabilities:
Borrowings	~~W~~	—	—	5,000
Debt securities issued		—	—	6,592,930
Other		—	—	115,826

	~~W~~	—	—	6,713,756

	2015
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets:
Due from banks	~~W~~	—	500,815	—
Trading assets		517,597	—	—
Loans		—	1,234,622	—
Other		—	209,399	—

	~~W~~	517,597	1,944,836	—

Liabilities:
Borrowings	~~W~~	—	—	5,000
Debt securities issued		—	—	6,642,830
Other		—	—	122,662

	~~W~~	—	—	6,770,492

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

5.	Due from banks

Restricted guaranteed deposits on bank accounts as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Other financial institution deposits	~~W~~	3	3

6.	Trading assets

Trading assets as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Beneficiary certificates	~~W~~	848,206	517,597

7.	Loans

(a)	Loans as of June 30, 2016 and December 31, 2015 comprise the following:

	2016		2015
Loans	~~W~~	1,135,000	1,235,000
Less: allowance		(418)	(378)

	~~W~~	1,134,582	1,234,622

(b)	Changes in allowance for credit losses for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

	2016
	Loans		Others (*)	Total
Beginning balance	~~W~~	378	137	515
Provision for (Reversal of) credit losses		40	(88)	(48)

Ending balance	~~W~~	418	49	467

	2015
	Loans		Others (*)	Total
Beginning balance	~~W~~	417	96	513
Provision for (Reversal of) credit losses		(39)	41	2

Ending balance	~~W~~	378	137	515

(*)	Include allowance for due from banks and other assets.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

8.	Investments in subsidiaries

Investments in subsidiaries as of June 30, 2016 and December 31, 2015 are as follows:

Investees	Location	Reporting date
Shinhan Bank Co.,Ltd.	Korea	December 31
Shinhan Card Co.,Ltd.	”	”
Shinhan Investment Corp.	”	”
Shinhan Life Insurance Co.,Ltd.	”	”
Shinhan Capital Co.,Ltd.	”	”
Jeju Bank	”	”
Shinhan BNP Paribas Asset Management Co.,Ltd.	”	”
Shinhan Private Equity Inc.	”	”
Shinhan Credit Information Co.,Ltd.	”	”
SHC Management Co.,Ltd.	”	”
Shinhan Data System	”	”
Shinhan Savings Bank	”	”
Shinhan AITAS Co.,Ltd.	”	”

	2016			2015
Investees	Ownership percentage (%)	Carrying value		Ownership percentage (%)	Carrying value
Shinhan Bank Co.,Ltd.	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co.,Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp.	100.0		1,841,420	100.0		1,841,420
Shinhan Life Insurance Co.,Ltd.	100.0		982,775	100.0		982,775
Shinhan Capital Co.,Ltd.	100.0		408,922	100.0		408,922
Jeju Bank	68.9		135,220	68.9		135,220
Shinhan BNP Paribas Asset Management Co.,Ltd.	65.0		91,565	65.0		91,565
Shinhan Private Equity Inc.	100.0		14,783	100.0		14,783
Shinhan Credit Information Co.,Ltd.	100.0		15,385	100.0		15,385
SHC Management Co.,Ltd.	100.0		8,655	100.0		8,655
Shinhan Data System	100.0		10,026	100.0		10,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co.,Ltd.	99.8		50,092	99.8		50,092

		~~W~~	25,203,159		~~W~~	25,203,159

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

9.	Debt securities issued

Debt securities issued as of June 30, 2016 and December 31, 2015 are as follows:

	2016			2015
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won	1.55 ~ 4.30	~~W~~	6,600,000	1.75 ~ 4.77	~~W~~	6,650,000
Discount			(7,070)			(7,170)

		~~W~~	6,592,930		~~W~~	6,642,830

10.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Present value of defined benefit obligations	~~W~~	18,500	14,984
Fair value of plan assets		(10,700)	(11,129)

Recognized liabilities for defined benefit obligations	~~W~~	7,800	3,855

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Current service costs	~~W~~	472	943	507	1,014
Net interest expense on the net defined benefit liabilities		25	51	12	69

	~~W~~	497	994	519	1,083

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

11.	Equity

(a)	Equity as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Capital stock
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		736,898	736,898
Capital surplus
Share premium		9,494,769	9,494,769
Other		73	73

		9,494,842	9,494,842

Accumulated other comprehensive loss		(6,341)	(4,501)
Retained earnings
Legal reserve (*)		1,845,691	1,756,387
Regulatory reserve for loan losses		9,144	8,479
Unappropriated retained earnings		5,836,755	6,143,828

		7,691,590	7,908,694

	~~W~~	20,562,042	20,780,986

(*)	Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.

(b)	Redemption of the redeemable preferred stock

On April 21, 2016, the Company redeemed all of its Series 12 redeemable preferred stock (11,100,000 shares) through profit redemption pursuant to the redemption conditions established at the issuance of the stock. Accordingly, the capital stock does not match the total amount of the par value for preferred stock issued. As of June 30, 2016, there is no outstanding redeemable preferred stock.

.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

11.	Equity (continued)

(c)	Hybrid bond

Hybrid bond classified as other equity instrument as of June 30, 2016 and December 31, 2015 is as follows:

Issue date	Maturity date	Interest rate (%)	2016		2015
October 24, 2011	October 24, 2041	5.80	~~W~~	238,582	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455

			~~W~~	736,898	736,898

The hybrid bonds above can be repaid early at value after 5 or 10 years from the date of issuance, and the Company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is paid to common shares, the agreed interest for the hybrid bond is also not paid.

(d)	Changes in accumulated other comprehensive loss for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 were as follows:

	2016		2015
Beginning balance	~~W~~	(4,501)	(4,788)
Remeasurements of the defined benefit liabilities		(2,428)	378
Tax effect		588	(91)

Ending balance	~~W~~	(6,341)	(4,501)

(e)	Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses for the six-month period ended June 30, 2016 and for the year ended December 31, 2015 were as follows:

	2016		2015
Beginning balance	~~W~~	9,144	8,479
Planned regulatory reserve for (reversal of) loan losses		(2,798)	665

Ending balance	~~W~~	6,346	9,144

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the six-month periods ended June 30, 2016 and 2015 were as follows:

	2016		2015
Profit for the period	~~W~~	1,559,094	975,239
Reversal of regulatory reserve for loan losses		2,798	972

Profit for the period adjusted for regulatory reserve (*)	~~W~~	1,561,892	976,211

Basic and diluted earnings per share in won adjusted for regulatory reserve	~~W~~	3,213	1,962

(*)	Dividends for preferred stocks and to hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

11.	Equity (continued)

(f)	Dividends declared and paid by the Company for the six-month period ended June 30, 2016 are as follows:

	2016
Common stock (~~W~~1,200 per share)	~~W~~	569,040
Preferred stock		61,938

	~~W~~	630,978

12.	Net interest expense

Net interest expense for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Interest income:
Due from banks	~~W~~	116	1,625	13	575
Loans		9,223	21,095	14,261	28,425
Others		56	111	71	141

		9,395	22,831	14,345	29,141

Interest expense:
Borrowings in won		(26)	(52)	(45)	(160)
Debt securities issued in won		(49,584)	(103,015)	(62,531)	(125,594)
Others		(994)	(2,930)	—	—

		(50,604)	(105,997)	(62,576)	(125,754)

Net interest expense	~~W~~	(41,209)	(83,166)	(48,231)	(96,613)

13.	Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Fees and commission income:
Royalty	~~W~~	5,846	23,351	17,504	35,007
Other		2	6	2	5

		5,848	23,357	17,506	35,012

Fees and commission expense:
Other		(129)	(140)	(28)	(84)

Net fees and commission income	~~W~~	5,719	23,217	17,478	34,928

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

14.	Dividend income

Dividend income for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Dividends from subsidiaries	~~W~~	—	1,646,139	—	1,063,347

15.	Provision for (reversal of) credit losses

Provision for (reversal of) credit losses for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Reversal of credit losses on loans	~~W~~	(15)	(48)	(52)	(60)

16.	General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Salaries:
Salary expenses and bonuses	~~W~~	6,459	13,702	6,843	13,833
Severance benefits		497	994	519	1,083

		6,956	14,696	7,362	14,916
Rent		468	939	479	954
Entertainment		359	737	397	818
Depreciation		84	173	93	194
Amortization		47	107	65	129
Taxes and dues		150	350	166	394
Advertising		5,418	9,262	4,545	8,432
Others		3,585	6,340	2,970	5,413

	~~W~~	17,067	32,604	16,077	31,250

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

17.	Income taxes

Income tax expense (benefit) for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Current income tax expense	~~W~~	—	—	—	—
Temporary differences		(518)	785	193	(77)
Income tax recognized in other comprehensive income		588	588	(67)	(67)

Income tax expense (benefit)	~~W~~	70	1,373	126	(144)

18.	Earnings per share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Net profit for the period	~~W~~	(48,449)	1,559,094	(43,354)	975,239
Less:
Dividends on preferred stock		3,563	18,836	15,441	30,714
Dividends to hybrid bonds		9,657	19,314	7,669	15,103

		13,220	38,150	23,110	45,817

Net profit available for common stock	~~W~~	(61,669)	1,520,944	(66,464)	929,422

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Basic and diluted earnings (loss) per share in won	~~W~~	(130)	3,207	(140)	1,960

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

19.	Operating revenue

Operating revenue for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Dividend income	~~W~~	—	1,646,139	—	1,063,347
Fees and commission income		5,848	23,357	17,506	35,012
Interest income		9,395	22,831	14,345	29,141
Gains on financial assets held for trading		4,291	6,989	3,724	4,799
Reversal of credit losses		15	48	52	60

	~~W~~	19,549	1,699,364	35,627	1,132,359

20.	Statement of cash flows

Cash and cash equivalents reported in the accompanying separate statements of cash flows as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Due from banks with a short maturity of three months or less from the date of acquisition	~~W~~	202	500,906

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

21.	Related party transactions

(a)	Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

Related party	Account	2016			2015
		Three-month period		Six-month period	Three-month period	Six-month period
Revenue:
Shinhan Bank Co.,Ltd.	Interest income	~~W~~	161	1,637	71	557
”	Fees and commission income		3,742	14,947	11,342	22,684
”	Dividend income		—	650,000	—	450,000
”	Reversal of credit losses		33	84	23	35
Shinhan Card Co.,Ltd.	Interest income		3,536	9,146	8,019	15,959
”	Fees and commission income		1,137	4,542	3,419	6,839
”	Dividend income		—	900,027	—	550,121
”	Reversal of credit losses		27	32	9	9
”	Other non-operating income		—	—	—	2
Shinhan Investment Corp.	Interest income		1,987	4,059	1,994	4,119
”	Fees and commission income		461	1,841	1,298	2,596
”	Dividend income		—	68,100	—	30,000
”	Reversal of credit losses		5	5	1	1
Shinhan Life Insurance Co.,Ltd.	Fees and commission income		289	1,156	823	1,645
”	Dividend income		—	5,000	—	10,000
Shinhan Capital Co.,Ltd.	Interest income		3,652	7,905	4,213	8,411
”	Fees and commission income		112	449	318	636
”	Dividend income		—	7,643	—	5,192
”	Reversal of credit losses		—	—	14	14
Jeju Bank	Fees and commission income		58	232	170	340
”	Dividend income		—	1,524	—	1,524
Shinhan Credit Information Co.,Ltd.	Fees and commission income		3	12	9	17
Shinhan Private Equity Inc.	Interest income		27	53	48	95
”	Fees and commission income		2	7	5	10
”	Reversal of credit losses		—	—	1	1
Shinhan BNP Paribas Asset Management Co.,Ltd.	Fees and commission income		14	57	44	89
”	Dividend income		—	13,845	—	16,510
Shinhan Data System	Fees and commission income		2	8	6	11
Shinhan AITAS Co.,Ltd.	Fees and commission income		7	28	18	36
Shinhan Savings Bank	Interest income		31	31	—	—
”	Fees and commission income		20	77	54	109

		~~W~~	15,306	1,692,447	31,899	1,127,562

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

Related party	Account	2016			2015
		Three-month period		Six-month period	Three-month period	Six-month period
Expense:
Shinhan Bank Co.,Ltd.	General and administrative expenses	~~W~~	426	987	450	1,129
Shinhan Card Co.,Ltd.	General and administrative expenses		8	15	—	—
”	Provision for credit losses		—	—	(5)	—
Shinhan Investment Corp.	Interest expenses		107	232	144	291
”	General and administrative expenses		13	60	23	59
Shinhan Capital Co.,Ltd.	Provision for credit losses		(19)	3	—	—
Shinhan Data System	General and administrative expenses		244	483	314	464
”	Provision for credit losses		—	1	—	—
Shinhan Savings Bank	Provision for credit losses		68	68	—	—

		~~W~~	847	1,849	926	1,943

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

(b)	Significant balances with the related parties as of June 30, 2016 and December 31, 2015 are as follows:

Creditor	Debtor	Account	2016		2015
Assets:
Shinhan Financial Group Co.,Ltd.	Shinhan Bank Co.,Ltd.	Due from banks	~~W~~	205	500,815
”	”	Other assets		112,871	57,879
”	Shinhan Card Co.,Ltd.	Loans		449,916	599,888
”	”	Other assets		101,499	120,194
”	Shinhan Investment Cop.	Loans		199,918	199,918
”	”	Other assets		5,720	17,759
”	Shinhan Life Insurance Co.,Ltd.	Other assets		5,575	5,237
”	Shinhan Capital Co.,Ltd.	Loans		429,823	429,823
”	”	Other assets		12,070	3,727
”	Shinhan BNP Paribas Asset Management Co.,Ltd.	Other assets		573	383
”	Jeju Bank	Other assets		1,166	1,135
”	Shinhan Credit Information Co.,Ltd.	Other assets		262	499
”	Shinhan Private Equity Inc.	Loans		4,993	4,993
”	”	Other assets		—	21
”	Shinhan BNP Paribas Asset Management Co.,Ltd.	Other assets		1,338	766
”	Shinhan Data System	Other assets		67	—
”	Shinhan AITAS Co.,Ltd.	Other assets		49,932	—
”	Shinhan Savings Bank	Other assets		611	335

			~~W~~	1,376,539	1,943,372

Liabilities:
Shinhan Bank Co.,Ltd.	Shinhan Financial Group Co.,Ltd.	Other liabilities	~~W~~	372	47
Shinhan Card Co.,Ltd.	”	Other liabilities		234	362
Shinhan Investment Corp.	”	Other liabilities		3,220	4
Shinhan Life Insurance Co.,Ltd.	”	Other liabilities		25,103	22,265
Shinhan Capital Co.,Ltd.	”	Other liabilities		—	4,934
Shinhan Credit Information Co.,Ltd.		Other liabilities		16	—
Shinhan Private Equity Inc.	”	Other liabilities		49	95

			~~W~~	28,994	27,707

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

(c)	Compensation of key management personnel for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month Period
Salaries	~~W~~	800	1,651	964	2,345
Severance benefits		8	17	19	43
Share-based payment expenses (*)		174	622	352	612

	~~W~~	982	2,290	1,335	3,000

(*)	Expenses recognized during the vesting period under the agreement on share-based payments.